SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

On behalf of CRESUD SACIF y A, below is a summary of the resolutions adopted at the General Ordinary and Extraordinary Shareholders’ Meeting held on October 29, 2018:

ITEM ONE: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETINGS’ MINUTES
The meeting approved by majority of votes that the representative of shareholder The Bank of New York Mellon (BONY) and the representative of shareholder ANSES FGS Law 26,425 (ANSES) approve and sign the minutes of the Shareholders’ Meeting.

ITEM TWO: CONSIDERATION OF DOCUMENTS CONTEMPLATED IN PARAGRAPH 1, SECTION 234, OF LAW NO. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2018.
The meeting approved by majority of votes all the documents required under Section 234, paragraph 1, of the General Companies Law for the fiscal year ended June 30, 2018.

ITEM THREE: ALLOCATION OF NET INCOME FOR THE FISCAL YEAR ENDED JUNE 30, 2018 FOR $4,983,467,387. CONSIDERATION OF CREATION OF A SPECIAL RESERVE.
The meeting approved by majority of votes to allocate the net income for the fiscal year for $4,983,467,387 to set up a special reserve which may be used for future dividends the Company may decide to pay during this fiscal year (2018-2019), for the development of projects and businesses aligned to the Company’s business plan or for fulfilling existing commitments, delegating to the board of directors the implementation of the actions necessary to allocate the proceeds to any of such purposes.

ITEM FOUR: DISTRIBUTION OF TREASURY STOCK TO SHAREHOLDERS PRO RATA THEIR HOLDINGS FOR UP TO 20,656,215 COMMON SHARES.
The meeting approved by majority of votes to distribute treasury stock for up to 20,656,215 shares as follows: (i) 93,020 shares to the Company’s employees’ incentive plan, and (ii) 20,563,195 to shareholders pro rata their holdings.

ITEM FIVE: CONSIDERATION OF ALLOCATION OF RETAINED EARNINGS FOR $9,646,487,544.
The meeting approved by majority of votes to set up a special reserve which may be used for future dividends the Company may decide to pay during this fiscal year (2018-2019), for the development of projects and businesses aligned to the Company’s business plan or for fulfilling existing commitments, delegating to the board of directors the implementation of the actions necessary to allocate the proceeds to any of such purposes.

ITEM SIX: CONSIDERATION OF BOARD OF DIRECTORS’ PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2018.
The meeting approved by majority of votes the performance of each of the Board members and the regular directors who are also members of the audit and executive committees as concerns the activities developed during fiscal year 2018, with the applicable legal abstentions.

ITEM SEVEN: CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2018.
The meeting approved by majority of votes the Supervisory Committee’s performance during fiscal year 2018.

ITEM EIGHT: CONSIDERATION OF COMPENSATION FOR $140,599,334 PAYABLE TO THE BOARD OF DIRECTORS FOR THE FISCAL YEAR ENDED JUNE 30, 2018.
The meeting approved by majority of votes (I) the compensation payable to the Board of Directors for a total amount of $140,599,334, which amount includes the sum of $124,586,626 as management fees payable to Consultores Assets Management S.A., all for the fiscal year ended June 30, 2018. Such amount is within the limit imposed under Section 261 of the General Companies Law, taking into account the directors’ responsibilities, the time devoted to the discharge of professional duties, the results of their performance, the specific technical tasks developed in controlled companies and their professional skills and market value of the services rendered; and (II) that the Board of Directors be empowered (i) to allocate and distribute such amount in due time, in accordance with the specific tasks performed by its members, and (ii) to make monthly advance payments of fees contingent upon the resolution to be adopted at the next ordinary shareholders’ meeting.

ITEM NINE: CONSIDERATION OF COMPENSATION FOR $900,000 PAYABLE TO THE SUPERVISORY COMMITTEE FOR THE FISCAL YEAR ENDED JUNE 30, 2018.
The meeting resolved by majority of votes to pay $900,000 to the Supervisory Committee as aggregate fees for the tasks discharged during fiscal year ended June 30, 2018, and to delegate to the Supervisory Committee the power to allocate such amount among its individual members.

ITEM TEN: CONSIDERATION OF APPOINTMENT OF REGULAR AND ALTERNATE DIRECTORS DUE TO EXPIRATION OF TERM.
The meeting approved by majority of votes that Messrs. Gabriel Adolfo Gregorio Reznik, Jorge Oscar Fernández and Pedro Dámaso Labaqui Palacio, who qualify as independent regular directors, be renewed in their positions for a term of three fiscal years. These independent Regular Directors qualify as such pursuant to the provisions of Section 11, Article III, Chapter III, Title II, of the Rules of the Argentine Securities Commission (2013 revision).

ITEM ELEVEN: APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR A TERM OF ONE FISCAL YEAR
The meeting resolved by majority of votes (I) to appoint Messrs. José Daniel ABELOVICH, Marcelo Héctor FUXMAN and Noemí Ivonne COHN as Regular Statutory Auditors and Messrs. Roberto Daniel MURMIS, Gastón Damián LIZITZA and Alicia Graciela RIGUEIRA as Alternate Statutory Auditors for a term of one fiscal year, noting that all the nominees qualify as independent in compliance with Section 79 of Law 26,831 and the provisions contained in Section 12, Article III, Chapter III, Title II of the Rules of the Argentine Securities Commission, although they have provided remunerated professional assistance in connection with subsidiary companies under the scope of Section 33 of the General Companies Law No. 19,550; and (II) to authorize the proposed Statutory Auditors to take part in the supervisory committees of other companies, pursuant to the provisions of Section 273 and Section 298, General Companies Law, provided that they comply with their confidentiality duty, as required in their capacity as such.

ITEM TWELVE: APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE NEXT FISCAL YEAR.
The meeting approved by majority of votes to appoint the firm PRICEWATERHOUSE&Co. member of PriceWaterhouseCoopers as certifying accountant for the 2018/2019 fiscal year, with Mariano Carlos Tomatis acting as Regular Independent Auditor, and Walter Rafael Zablocky as Alternate Independent Auditor.

ITEM THIRTEEN: APPROVAL OF COMPENSATION FOR $6,203,334 PAYABLE TO CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR ENDED JUNE 30, 2018.
The meeting approved by majority of votes a compensation amounting to $6,203,334 for the tasks developed by the Certifying Accountants for the fiscal year ended June 30, 2018.

ITEM FOURTEEN: AMENDMENT TO THE COMPANY’S BYLAWS TO COMPLY WITH NEW STATUTORY PROVISIONS. ANALYSIS OF AMENDMENTS.
The meeting approved by majority of votes (I) the amendments to the Company’s Bylaws mentioned above, the texts of which, in comparative format for a better understanding of the amendments introduced, were distributed among the Shareholders; and (II) the transcription into the shareholders’ meeting minutes of a comparative chart, including the current text in its left column and the revised text in the right column, in accordance with the texts delivered and disclosed.

ITEM FIFTEEN: CONSIDERATION OF (I) RENEWAL OF THE DELEGATION TO THE BOARD OF DIRECTORS OF THE BROADEST POWERS TO DETERMINE THE TERMS AND CONDITIONS OF THE “GLOBAL NOTE PROGRAM FOR A PRINCIPAL AMOUNT OF UP TO US$ 500,000,000 (OR ITS EQUIVALENT IN OTHER CURRENCIES)”, AS APPROVED BY THE SHAREHOLDERS’ MEETING DATED OCTOBER 31, 2012, AND EXTENDED FOR A TERM OF FIVE YEARS, AS APPROVED BY THE SHAREHOLDERS’ MEETING DATED OCTOBER 31, 2017 (THE “PROGRAM”), NOT EXPRESSLY APPROVED BY THE SHAREHOLDERS’ MEETING AS WELL AS THE TIME, AMOUNT, TERM, PLACEMENT METHOD AND FURTHER TERMS AND CONDITIONS OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES ISSUED THEREUNDER; (II) AUTHORIZATION FOR THE BOARD OF DIRECTORS TO (A) APPROVE, EXECUTE, GRANT AND/OR DELIVER ANY AGREEMENT, CONTRACT, DOCUMENT, INSTRUMENT AND/OR SECURITY RELATED TO THE ISSUANCE OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES THEREUNDER; (B) APPLY FOR AND SECURE AUTHORIZATION BY THE ARGENTINE SECURITIES COMMISSION TO CARRY OUT THE PUBLIC OFFERING OF SUCH NOTES; (C) AS APPLICABLE, APPLY FOR AND SECURE BEFORE ANY AUTHORIZED SECURITIES MARKET OF ARGENTINA AND/OR ABROAD THE AUTHORIZATION FOR LISTING AND TRADING SUCH NOTES; AND (D) CARRY OUT ANY PROCEEDINGS, ACTIONS, FILINGS AND/OR APPLICATIONS RELATED TO THE ISSUANCE OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES UNDER THE PROGRAM; AND (III) AUTHORIZATION FOR THE BOARD OF DIRECTORS TO SUB-DELEGATE THE POWERS AND AUTHORIZATIONS REFERRED TO IN ITEMS (I) AND (II) ABOVE TO ONE OR MORE OF ITS MEMBERS, COMPANY’S MANAGERS OR THE PERSONS IT DETERMINES IN ACCORDANCE WITH CURRENT LAWS AND REGULATIONS.
The meeting resolved by majority of votes:
(I) the renovation of the delegation to the Board of Directors for five (5) years as from the date hereof, as resolved by the shareholders’ meeting dated October 31, 2012, November 14, 2014, October 31, 2016, and October 31, 2017, of the broadest powers to: (a) establish the terms and conditions of the Program and of the potential Frequent Issuer Regime, pursuant to the provisions of the Negotiable Obligations Law No. 23,576, as amended by Productive Financing Law No. 27,440, and as further amended and supplemented, including the power to determine its amount within the maximum amounts approved by the Shareholders’ Meeting; (b) approve and execute all the agreements and documents related to the Program, the potential Frequent Issuer Regime, and the issuance of each series and/or tranche of notes thereunder; and (c) determine the time and currency of issue, term, price, form and conditions of payment, type and rate of interest, use of proceeds and further terms and conditions of each series and/or tranche of notes issued under the Program or under the Frequent Issuer Regime;
(II) to authorize the Board of Directors (a) to approve, execute, deliver and/or grant any agreement, contract, document, instrument and/or security related to the issuance of the various series and/or tranches of notes thereunder, as deemed necessary by the Board of Directors or as required by the Argentine Securities Commission, the authorized securities exchanges of Argentina and/or abroad, Caja de Valores S.A. and/or other comparable agencies; (b) to apply for and secure before the Argentine Securities Commission the authorization for the public offering of such notes; (c) as applicable, to apply for and secure before any competent agency or authorized securities market in Argentina and/or abroad, the authorization for listing and trading such notes; and (d) to take any action, carry out any proceedings, make any filings and/or applications related to the Program and/or the Frequent Issuer Regime and/or the issuance of the various series and/or tranches of notes under the Program and/or the Frequent Issuer Regime; and
(III) to authorize the Board of Directors to sub-delegate the powers and authorizations referred to in items (I) and (II) above to one or more of its members, Company managers or the persons it determines in accordance with current laws and regulations.

ITEM SIXTEEN: AUTHORIZATIONS.
The meeting approved by unanimous vote to appoint attorneys-at-law María Laura Barbosa, Lucila Huidobro, Paula Pereyra Iraola, María Florencia Vega, Paola Licandro and Ms. Andrea Muñoz so that, acting individually and separately, they shall carry out all and each of the proceedings for securing the relevant registrations of the preceding resolutions with the Argentine Securities Commission, the Superintendency of Corporations, and any further national, provincial or municipal agencies that may be applicable, with powers to sign briefs, accept and implement changes, receive notices, answer objections, file and withdraw documents, sign official notices, and take all further actions that may be necessary.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
October 31, 2018